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                             February 3, 2023

       Jim Xu
       Chief Executive Officer
       LOBO EV TECHNOLOGIES LTD
       Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
       Xinwu District, Wuxi, Jiangsu
       People   s Republic of China, 214111

                                                        Re: LOBO EV
TECHNOLOGIES LTD
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted January
31, 2023
                                                            CIK No. 0001932072

       Dear Jim Xu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 4 to Draft Registration Statement on Form F-1

       Capitalization, page 58

   1. Please revise your Capitalization table to include your indebtedness in accordance with
                                                        Item 4(a) of Form F-1
and Item 3.B of Form 20-F.
              You may contact Heather Clark at (202) 551-3624 or Hugh West at
(202) 551-3872 if
       you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.
 Jim Xu
LOBO EV TECHNOLOGIES LTD
February 3, 2023
Page 2

                                        Sincerely,
FirstName LastNameJim Xu
                                        Division of Corporation Finance
Comapany NameLOBO EV TECHNOLOGIES LTD
                                        Office of Manufacturing
February 3, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName